October 18, 2024

Paul Josephs
Chief Executive Officer
Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, Minnesota 55318

       Re: Lifecore Biomedical, Inc.
           Registration Statement on Form S-1
           Filed October 10, 2024
           File No. 333-282583
Dear Paul Josephs:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing